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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                             Commission File Number:

                           NOTIFICATION OF LATE FILING

            (Check One): /X / Form 10-KSB / / Form 11-K / / Form 2-F
                         / / Form 10-QSB / / Form N-SAR

                                For Period Ended:

                                 March 31, 2000

      / / Transition Report on Form 10-K / / Transition Report on Form 10-Q / / Transition Report on Form 20-F / / Transition Report on Form N-SAR
                       / / Transition Report on Form 11-K

                          For Transition Period Ended:

             READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.
                              PLEASE PRINT OR TYPE

      Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                         Part I. REGISTRANT INFORMATION

                             Full name of registrant

                                DYNAMIC I-T INC.






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Former name if applicable

                  Colorado Gold & Silver, Inc.

Address of principal executive office (Street and Number)

                  10200 West 44th Avenue, # 400

City, State and Zip Code

                  Wheat Ridge, Colorado 80033

                        PART II. RULE 12b-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to this Rule 12-b25 (b), the following should be completed. (Check box if appropriate.

[X]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report on Form 10-KSB, will be filed on or before ninety calendar days following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Registrant requires additional time to finalize certain disclosure information necessary to accurately complete Form 10-KSB for the year ended March 31, 2000. This is due primarily to the fact that the Registrant entered into a Share Purchase Agreement to acquire Banknet, KFT, a Hungarian limited liability company ("Banknet"), on January 28, 2000 (the "Agreement"). The closing of the proposed transaction contemplated by the Agreement was subject to several conditions. As of this date not all of these conditions have been satisfied. The closing of the transaction was to have occurred on or before February 28, 2000. As a result of the parties' failure to meet certain of these conditions the parties agreed to amend the Agreement and close the proposed transaction on or before July 31, 2000. As a result, the Company will need to also amend the 8-K which was previously filed on March 1, 2000 to accurately report this transaction. For these reasons, the Company will file its March 31, 2000 10-KSB late.


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                           PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

                  Ray King                  01144207             628-2681
                  --------                  --------             --------

                      (Name)             (Area Code)         (Telephone Number)

         (2) Have all other periodic reports required under Section 13 of 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                  /  / Yes /X/ No

                  The Registrant did not file Form 10-QSB for the period ended December 31, 1999 within the required filing period. In addition, due to reasons stated in Part III, the Registrant did not file the required consolidated financial reports with its Form 8-K filed on March 1, 2000 or an amendment to the Form 8-K thereafter.

                  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       / / Yes          /X/ No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                DYNAMIC I-T INC.

                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date

July 3, 2000



By :     Ray King

         /s/
         Ray King

         Finance Director